April 28, 2014

VIA EDGAR AND E-MAIL

Linda Cvrkel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, DC 20549-3561

Re:	Genuine Parts Company
Form 10-K for the Fiscal Year Ended December 31, 2013 filed February 27, 2014
File No. 001-05690

Dear Ms. Cvrkel:

Reference is made to the Staff’s comments set forth in your letter dated April 16, 2014 to Carol B. Yancey of Genuine Parts Company (the “Comment Letter”). In this letter, references to “we,” “our,” “us” and the “Company” refer to Genuine Parts Company. Below please find our responses, which follow the Staff’s comments as set forth in the Comment Letter.

Form 10-K for the Year Ended December 31, 2013

Signatures, page 35

1.	Please refer to comment 2 in our letter to you dated April 26, 2010 and your response to that letter dated May 6, 2010. Consistent with your prior response, please revise the second half of your signature page to include the signature of your principal financial and accounting officer so that she signs the Form 10-K on behalf the registrant in her capacity as the principal financial and accounting officer. Refer to General Instruction D(2)(a) to Form 10-K.

Response

In future filings, we will revise the second half of the signature page to include the signature of our principal financial and accounting officer on behalf of the Company in her capacity as such in accordance with General Instruction D(2)(a) of Form 10-K .

Notes to the Financial Statements

Note 9. Acquisitions, page F-26

2.	We note your disclosure that you determined the fair value of the 30% equity interest of EGC held immediately prior to the acquisition using a market and income approach, with the assistance of a third-party valuation firm. Please tell us, and revise your disclosure to discuss the significant assumptions used in the valuation of the equity interest. See guidance in ASC 805-10-50-2(g)(4).

Response

The Company has provided below our planned additions to Note 9, Acquisitions, for future Form 10-K disclosures to comply with the disclosure requirements of ASC 805-10-50-2(g)(4). The seventh paragraph from the 2013 10-K Note 9 that addresses the fair value of the 30% equity interest has been included for your reference. The additions are denoted in italics.

“Prior to the 70% acquisition, the Company accounted for the 30% investment under the equity method of accounting. The acquisition-date fair value of the 30% investment was approximately $234,000,000 and is included in the measurement of the consideration transferred. The difference between the acquisition-date fair value and the carrying amount of the equity method investment resulted in the recognition of a gain of approximately $59,000,000 on the acquisition date. The acquisition-date fair value was determined using a market and income approach with the assistance of a third party valuation firm. Both approaches were given equal weight in the conclusion of fair value, which the Company believes is a reasonable approach. For the market approach, the Company utilized companies that are comparable in line of business, size, operating performance, and financial condition to GPC Asia Pacific (formerly known as the Exego Group) to develop a market multiple. For the income approach, the Company utilized GPC Asia Pacific’s projected cash flows, an appropriate discount rate, and an expected long-term growth rate. For both approaches, the Company applied discounts for lack of control and lack of marketability.”

For the Staff’s reference and not disclosed above, the discount rate and expected long-term growth rate were 12.5% and 3%, respectively.

3.	We note that the allocation of the purchase price of your additional 70% interest in EGC included an allocation to the fair value of inventory and intangible assets, which consisted of customer relationships, trademarks, and non-competition agreements. Please explain to us how you determined or calculated the fair value of both inventory and intangible assets. Your response should include the nature of all significant assumptions used in your valuation.

Response

The Company calculated the fair values of the acquired inventory and intangible assets related to the acquisition of the additional 70% interest in GPC Asia Pacific with the assistance of third party valuation and accounting firms.

Inventory

The Company calculated the fair value of the acquired inventory based on the estimated selling price less 1) costs of the selling effort and 2) a reasonable profit allowance for the selling effort. The significant assumptions used to estimate the fair value of the acquired inventory consisted of the following:

•	The selling price that a market participant would achieve in the principal or most advantageous market for the highest and best use of that inventory.

•	The costs that a market participant would incur in transporting the inventory from a distribution center to a retail store location and preparing it for sale at the retail store.

•	A reasonable profit allowance for the selling effort from a market participant’s perspective.

The most significant assumptions that impacted the calculation were the invoice costs charged by manufacturers, in-bound freight costs, selling and marketing costs as a percentage of sales for other comparable auto parts retailers, and operating margins of other auto parts retailers.

Intangible Assets

A.	Customer Relationships

The Company calculated the customer relationships’ fair value using the excess earnings method (a form of the income approach) in which the fair value is estimated as the present value of the benefits anticipated from ownership in excess of the returns required on investment in the contributory assets necessary to realize those benefits. The significant assumptions used to estimate the customer relationships’ fair value consisted of the following:

•	Projected revenues from acquired customer relationships

•	Annual customer attrition rate

•	Discount rate

Projected revenues from acquired customer relationships were estimated using the base year customer sales adjusted for an annual customer attrition rate consistent with GPC Asia Pacific’s historical experience and the Company’s future expectations. The returns from the acquired customers were then discounted at a rate representing an appropriate weighted average cost of capital plus an incremental risk premium.

B.	Trademarks

The Company calculated the trademarks’ fair value using the relief-from-royalty method (a form of the income approach) in which the fair value is based on the after-tax cost savings resulting from owning the trademarks rather than paying a licensing royalty. The significant assumptions used to estimate the trademarks’ fair value consisted of the following:

•	Projected revenues from trademarked product

•	Market-based royalty rates

•	Discount rate

Projected revenues from trademarked product were estimated using the base year trademark product sales adjusted for the Company’s future expectations with consideration given to GPC Asia Pacific’s historical experience. The returns from the acquired trademarks were then discounted at a rate representing an appropriate weighted average cost of capital plus an incremental risk premium.

C.	Non-Compete Agreements

The Company calculated the non-compete agreements’ fair value using the profit differential method (a variation of the income approach) in which the fair value is based on the difference in the expected cash flows for the business with the non-compete agreement in place and without the non-compete agreement in place. The significant assumptions used to estimate the non-compete agreements’ fair value consisted of the following:

•	Projected cash flows with the agreement in place and without the agreement in place

•	Covered individuals’ ability, feasibility, and desire to compete and the probability of competition

•	Discount rate

Projected cash flows were estimated using the Company’s future expectations with consideration given to GPC Asia Pacific’s historical experience. The impact of competition, as well as the ability and likelihood of competition, was based on the Company’s estimates. The returns from the non-compete agreements were then discounted at a rate representing an appropriate weighted average cost of capital plus an incremental risk premium.

We appreciate the Staff’s comments and understand that the purpose of the Staff’s review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filing. We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing. In addition, we acknowledge that the Staff’s comments or changes to our disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. Moreover, we acknowledge that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (770) 612-2044 should you have any questions or require additional information.

Sincerely,

/s/ Carol B. Yancey
Carol B. Yancey
Executive Vice President and
Chief Financial Officer